# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 10/24/2025
Filed by CIK 0001937262
Persons authorized to receive notices and communications: James Fu Bin Lu c/o Grindr Inc, 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069, 1 (310) 878-9648

## Reporting persons
- James Fu Bin Lu (CIK 0001937262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 23,893,322; shared voting power 0; sole dispositive power 23,893,322; shared dispositive power 0; aggregate amount beneficially owned 23,893,322 (12.8% of the class)
  Comment: The shares of Common Stock (as defined herein) set forth in Rows 7, 9 and 11 of this Cover Page consists of (i) 1,810 shares of the Common Stock of the Issuer (as defined herein) underlying restricted stock units held by Mr. James Fu Bin Lu that will vest within 60 days of this statement, (ii) 2,645 shares of the Common Stock of the Issuer held by Mr. James Fu Bin Lu, and (iii) 23,888,867 shares of Common Stock held by Longview Grindr Holdings Limited and Longview Capital Group Limited.
  
  The percentage set forth in Row 13 of this Cover Page is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.
- Longview Capital Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 23,888,867; shared voting power 0; sole dispositive power 23,888,867; shared dispositive power 0; aggregate amount beneficially owned 23,888,867 (12.8% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.
- Longview Grindr Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 23,888,867; shared voting power 0; sole dispositive power 23,888,867; shared dispositive power 0; aggregate amount beneficially owned 23,888,867 (12.8% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Comment:
This Amendment No. 8 (this "Amendment) to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr").

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

On October 13, 2025, the Reporting Persons and George Raymond Zage III, a shareholder of the Issuer and member of the Issuer's board of director ("Mr. Zage" and, together with Tiga Investments Eighty-Eight Pte Ltd, Tiga Investments Pte. Ltd. and Big Timber Holdings, LLC, each being an entity controlled by Mr. Zage, the "Mr. Zage Entities") delivered a letter to the Issuer's board of directors announcing the intention of the Reporting Persons and the Mr. Zage Entities to file amendments to their respective Schedule 13D filings disclosing their intention to explore the possibility of acquiring the Issuer in a going private transaction through the acquisition of all of the Issuer's outstanding Common Stock (other than those shares of Common Stock that may be rolled over by the acquiring shareholders). A copy of such letter is filed herewith as Exhibit 1.

On October 24, 2025, Mr. Lu and Mr. Zage delivered a preliminary and non-binding proposal to the Issuer (the "Proposal"), proposing to acquire all of the outstanding shares of the Issuer not already owned by the Reporting Persons or the Mr.Zage Entities, for $18.00 per share of Common Stock (the "Acquisition"). Mr. Lu and Mr. Zage will fund the Acquisition with a combination of equity and debt financing, subject to the terms and conditions set forth in the equity and debt financing documents, to be in place when the definitive agreements for the Acquisition are signed.

If the Acquisition is completed, the Issuer's Common Stock will be delisted from the New York Stock Exchange, and the Issuer's obligation to file periodic reports under the Act will terminate. In addition, the consummation of the Acquisition could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer's charter and bylaws to reflect that the Issuer would become a privately held company.

No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Acquisition will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documentation. Moreover, there can be no assurance that the Reporting Persons or the Mr. Zage Entities will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by them. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take or refrain from taking any of the actions set forth above.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 2, which is incorporated herein by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Mr. James Fu Bin Lu beneficially owns an aggregate of 23,893,322 shares of Common Stock, which represents approximately 12.8% of the Issuer's issued and outstanding Common Stock, consisting of (i) 1,810 shares of the Issuer's Common Stock underlying restricted stock units beneficially owned by Mr. Lu that will vest within 60 days of this statement, (ii) 2,645 shares of the Issuer's Common Stock beneficially owed by Mr. Lu, and (iii) 23,888,867 shares of Common Stock beneficially owned by Longview Grindr Holdings Limited ("Longview Grindr") and Longview Capital Group Limited ("Longview" and, together with Mr. Lu and Longview Grindr, the "Reporting Persons").

The percentage set forth in this Item 5 is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached to the Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Lu, as sole equityholder in Longview, which is the sole equityholder in Longview Grindr, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) 23,893,322 shares of Common Stock.

As a result of their desire to explore the Acquisition, the Reporting Persons may be deemed to be members of a "group" with the Mr. Zage Entities pursuant to Section 13(d) of the Act, who are separately reporting beneficial ownership on Schedules 13D. As of October 24, 2025, the Mr. Zage Entities beneficially own 94,720,123 shares of Common Stock.

Accordingly, the Reporting Persons and the Mr. Zage Entities, as a group, would collectively own 118,613,445 shares of Common Stock. Such aggregate ownership represents 63.4% of the shares of Common Stock as of October 24, 2025.

However, each Reporting Person expressly disclaims beneficial ownership of the Common Stock beneficially owned (or deemed to be beneficially owned) by any of the Mr. Zage Entities and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Common Stock that are beneficially owned (or deemed to be beneficially owned) by any of the Mr. Zage Entities. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in the Schedules 13D filed by the Mr. Zage Entities. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities (other than the securities directly held by such Reporting Person) covered by this Schedule 13D.
Transactions in the class effected during the past sixty days:
During the last 60 days, the Reporting Persons effected the following transactions in the Common Stock:

On October 9, 2025, Longview Grindr sold 1,000,000 shares of Common Stock to Mr. G. Raymond Zage III for $13.15 per share in a private transaction.

On October 10, 2025, Longview Grindr sold 300,000 shares of Common Stock for a weighted average price of $11.94 per share (in multiple transactions at prices per share ranging from $11.73 to $12.75, inclusive) in open market sales.

On October 13, 2025, Longview Grindr sold 96,191 shares of Common Stock for a weighted average price of $12.25 per share (in multiple transactions at prices per share ranging from $11.89 to $12.86, inclusive) in open market sales.

On October 14, 2025, Longview Grindr sold 253,809 shares of Common Stock for a weighted average price of $13.22 per share (in multiple transactions at prices per share ranging from $12.90 to $13.42, inclusive) in open market sales.

On October 15, 2025, Longview Grindr sold 400,000 shares of Common Stock for a weighted average price of $12.96 per share (in multiple transactions at prices per share ranging from $12.685 to $13.45, inclusive) in open market sales.

On October 16, 2025, Longview Grindr sold 400,000 shares of Common Stock for a weighted average price of $12.66 per share (in multiple transactions at prices per share ranging from $12.52 to $13.03, inclusive) in open market sales.

On October 17, 2025, Longview Grindr sold 250,000 shares of Common Stock for a weighted average price of $13.13 per share (in multiple transactions at prices per share ranging from $12.92 to $13.72, inclusive) in open market sales.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text:

The description of the proposal letter to the special committee of the board of directors of the Issuer set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are incorporated by reference into this Schedule 13D.

Exhibit 1 Letter to the Issuer's board of directors dated October 13, 2025.*

Exhibit 2 Proposal letter to the special committee of the board of directors of the Issuer dated October 24, 2025

* Previously filed

## Signatures
- James Fu Bin Lu: James Fu Bin Lu, James Fu Bin Lu (10/24/2025)
- Longview Capital Group Limited: James Fu Bin Lu, James Fu Bin Lu, Member (10/24/2025)
- Longview Grindr Holdings Limited: James Fu Bin Lu, James Fu Bin Lu, Director (10/24/2025)